October 13, 2016

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Suzanne Hayes and Jeffrey Gabor
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 30, 2016, regarding
Oncolytics Biotech Inc.
Form 20-F for Fiscal Year Ended December 31, 2015
Filed March 24, 2016
File No. 000-31062
Ladies and Gentlemen:
This letter responds to the staff’s comments set forth in the September 30, 2016 letter regarding the above-referenced Annual Report on Form 20-F (the “Annual Report”) of Oncolytics Biotech Inc. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.
In some of the responses, we have agreed to change or supplement the disclosure contained in the Annual Report in our future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing was materially deficient or inaccurate.
We have also indicated in some responses that we believe no change in disclosure in the Annual Report is appropriate and have explained why.
Our responses are as follows:
The Clinical Trial Chart, page 17
Staff Comment No. 1.
In some instances it appears that the trial number identifies the party conducting the trial. However, the reference does not appear consistent.  For example, the description of “US Phase 1b Multiple Myeloma” in exhibit 15.1, appears to describe the trial identified as REO 019 in the clinical trial chart. However, the chart does not identify USC as a sponsor. Additionally, it is not clear if COG and REO are intended to identify trial sponsors. In future filings, please clarify the trial sponsor.
Company’s Response:
The Company agrees that in its future filings it will ensure that for each of its clinical trials the disclosure clearly identifies the trial sponsor.

Exhibit 15.1 Management’s Discussion and Analysis
Clinical Trial Program
Staff Comment No. 2.
We note your disclosure that various other parties sponsor trials and that you supply REOLYSIN for use during the trial, intellectual capital to support the principal investigators and in some cases cost sharing. Please expand the discussion to more fully describe each party’s rights and obligations under each of your third party agreements.
Company’s Response:
With respect to the clinical trials sponsored by other third parties, the Company’s disclosure in Exhibit 15.1 Management’s Discussion and Analysis accurately describes the obligations of each party.
With respect to the Company, we are obliged to provide study drug (REOLYSIN) and assist the principal investigator when there are questions with respect to the study drug.  In addition, the Company has a financial responsibility that is also set forth in the respective clinical trial agreement for each such trial.
With respect to the third party (the “Investigator”), the respective Investigator is obligated to conduct the study as defined by the protocol.  This includes patient screening and enrollment, treatment, monitoring and the overall clinical trial management and reporting.  The Investigator must also comply with the respective regulations promulgated by the relevant jurisdiction.
The Company’s financial commitment related to these third party sponsored trials is disclosed as part of Exhibit 15.1 - Contractual Obligations.  Included in the purchase obligation amount of $2,083,331 is $480,693 related to these third party clinical trials. The Company does not believe that its financial obligations under its third party clinical trial agreements are substantial enough to be material to the Company.
There are no royalties or other rights granted to third parties relating to approved products.
Staff Comment No. 3.
Please provide your analysis supporting your conclusion that none of the third party clinical trial agreements are required to be filed as an exhibit.
Company’s Response:
The Company analyzed the requirement to file agreements as exhibits to the Annual Report pursuant to Form 20-F’s “Instructions as to Exhibits.” Specifically, instruction 4(b), which provides, in relevant part, that “[i]f a contract is the type that ordinarily accompanies the kind of business you and your subsidiaries conduct, we will consider it have been made in the ordinary course of business and will not require you to file it, unless it falls within one or more [categories].”

Specifically, the Company concluded that these clinical trial agreements, where the sponsor of the clinical study is a third party (Third Party Sponsored Clinical Trials), have been entered into in the normal course of our business, and therefore, have been made in the “ordinary course of business.”  The terms of our Third Party Sponsored Clinical Trials are similar to the terms of the clinical trial agreements we enter into when the Company is the sponsor.
Further, of the relevant categories that may still require the filing of an ordinary course agreement as set forth in instruction 4(b), none of the Third Party Sponsored Clinical Trial agreements falls into those categories; the most relevant being instruction 4(b)(ii), an agreement on which the business of the Company is substantially dependent.
The Company has not entered into a Third Party Sponsored Clinical Trial agreement on which it is substantially dependent.  In 2015, we had 12 clinical studies ongoing investigating different cancer indications.  Consequently, given the breadth of our overall clinical program, we concluded that the Company is not substantially dependent upon any one contract for its ongoing business.
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Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (403) 670-7658 or Jason K. Brenkert of Dorsey & Whitney LLP at (303) 352-1133.
Sincerely,
Oncolytics Biotech Inc.

/s/ Kirk Look

Kirk Look
Chief Financial Officer
cc: Jason Brenkert, Dorsey & Whitney LLP